Exhibit 99.1

News Release

March 14, 2019

Turquoise Hill announces financial results and review of operations for 2018

Turquoise Hill Resources today announced its financial results for the year ended December 31, 2018. All figures are in U.S. dollars unless otherwise stated.

“Oyu Tolgoi delivered strong operational results in 2018,” said Ulf Quellmann, Turquoise Hill’s Chief Executive Officer. “For the year, Oyu Tolgoi achieved an industry-leading safety performance and benefitted from processing higher-gold grade ore, which resulted in us exceeding copper and gold production guidance. Increased gold production, along with higher average copper prices for the year, led to a more than 25% increase in revenue and more than 11% increase in operating cash flow over 2017.

“Underground development continued to progress during 2018 with more than 10 equivalent kilometres completed by year end. As can occur in a project of this size and complexity, mine manager Rio Tinto has identified challenges with the location of some ore passes on the footprint. We acknowledge Rio Tinto’s proactive approach to maintaining the highest level of infrastructure stability by reviewing the location of these ore passes. The impact of these changes will be reflected in the definitive estimate review, which is expected to be complete towards the end of the year.

“Oyu Tolgoi is a world-class asset with a best-in-class workforce. Turquoise Hill is a tremendous opportunity to invest in a copper and gold producer with a direct participation in the world’s next Tier 1 copper asset.”

HIGHLIGHTS

Full year 2018

🌑	Oyu Tolgoi achieved an industry-leading All Injury Frequency Rate of 0.16 per 200,000 hours worked for the year ended December 31, 2018.

🌑	On December 31, 2018, Oyu Tolgoi and the Government of Mongolia signed the Power Sector Framework Agreement providing a pathway forward for a Tavan Tolgoi-based power plant.

🌑	Copper production of 159,100 tonnes for 2018 increased 1.1% over 2017 and exceeded guidance by 2.6%.

🌑	Gold production of 285,000 ounces in 2018 increased 150.0% over 2017 and exceeded guidance by 1.8%.

🌑	Mill throughput for 2018 decreased 5.9% over 2017 due to increased processing of harder Phase 4 ore throughout the year.

🌑	Revenue of $1.2 billion in 2018 increased 25.6% over 2017 due to the significant increase in gold sales, a 5.0% increase in copper sales volumes and the impact of higher average copper prices.

🌑	For 2018, income of $394.3 million increased 255.4% over 2017 reflecting the significant increase in gold revenue and reduced unit costs of production driven by higher head grades and recoveries.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

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For 2018, Oyu Tolgoi’s cost of sales was $2.25 per pound of copper sold ($2.32: 2017), C1 cash costs of $1.59 per pound of copper produced ($1.92: 2017) and all-in sustaining costs of $2.20 per pound of copper produced ($2.39: 2017)[1].

🌑	For 2018, mining costs[1] per tonne were $2.13 ($1.51: 2017), milling costs[1] per tonne were $7.11 ($6.36: 2017) and G&A costs per tonne were $3.03 ($2.93: 2017).

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Total operating cash costs[1] of $817.1 million for 2018 increased 14.8% over 2017 due to higher freight and royalty costs, a reduction in costs capitalized as deferred stripping as well as higher fuel and power costs.

🌑	During 2018, underground lateral development advanced 10.3 equivalent kilometres, a 68.9% increase over 2017.

🌑	Underground expansion capital for 2018 was $1.2 billion, meeting the upper-end of the Company’s guidance.

🌑	During 2018, Oyu Tolgoi completed the sinking and commissioning of Shaft 5.

Fourth quarter 2018

🌑	Copper production of 41,500 tonnes during Q4’18 decreased 8.4% over Q4’17 due to lower throughput, which was partially offset by higher grades and recovery.

🌑	Gold production of 117,000 ounces during Q4’18 increased 234.3% over Q4’17 due to significant increases in both grades and recovery.

🌑	As planned, mill throughput in Q4’18 decreased 13.6% over Q4’17 due to increased processing of harder Phase 4 ore.

🌑	Revenue of $346.2 million in Q4’18 increased 37.5% over Q4’17 due to higher gold revenue driven by a significant increase in volumes of gold in concentrate sales.

🌑

For Q4’18, Oyu Tolgoi’s cost of sales was $2.12 per pound of copper sold ($2.32: Q4’17), C1 cash costs of $1.24 per pound of copper produced ($2.05: Q4’17) and all-in sustaining costs of $2.01 per pound of copper produced ($2.40: Q4’17)[1].

🌑	For Q4’18, mining costs[1] per tonne were $2.28 ($1.72: Q4’17), milling costs[1] per tonne were $6.82 ($5.92: Q4’17) and G&A costs per tonne were $4.55 ($3.56: Q4’17).

🌑	Total operating cash costs[1] of $242.3 million in Q4’18 increased 11.3% over Q4’17 mainly due to higher freight and royalty costs associated with higher sales revenue.

🌑	During Q4’18, underground lateral development progressed 2.3 equivalent kilometres.

Subsequent events

🌑	The Company has completed an independent review of Rio Tinto’s second annual schedule and cost re-forecast.

🌑

Since completion of the Company’s independent review, Rio Tinto, as project manager, has advised Turquoise Hill that delays on the Shaft 2 fit out are expected to result in an overall schedule delay to sustainable first production beyond the end of Q3’21. Additionally, Rio Tinto is studying relocating the ore passes on the footprint and this may modify the initiation sequence within Panel 0. The study will be incorporated into the definitive estimate.

FINANCIAL RESULTS

Income in 2018 was $394.3 million compared with $110.9 million in 2017. The increase mainly reflects the $240.2 million increase in revenue driven primarily by the 150.0% increase in gold production. In addition, there were reduced unit costs of production driven by higher head grades and recoveries as Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold content. Further, there was reduced depreciation and depletion due to certain long-lived assets reaching the end of their depreciable lives and lower finance costs due to higher amounts capitalized to property, plant and equipment. Cash generated from operating activities in 2018 was $180.0 million compared to $118.0 million in 2017, primarily reflecting the impact of higher sales revenue. Capital expenditure on property, plant and equipment was $1.3 billion on a cash basis in 2018 compared with $917.5 million in 2017, attributed principally to underground development ($1.2 billion) with the remainder related to open-pit activities.

1 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Turquoise Hill’s cash and cash equivalents at December 31, 2018 were $1.6 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 105,000 tonnes per day. Concentrator throughput for 2019 is targeted at 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia (Government). Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016. Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft 1.

At the end of 2018, Oyu Tolgoi had a total workforce (employees and contractors), including underground project construction, of approximately 17,000, of which 92.6% were Mongolian.

Underground development progress

Significant progress on the Oyu Tolgoi underground project continued through 2018, with the construction of critical above and below-ground infrastructure. Shaft 2-connected underground infrastructure progressed well during Q4’18 with the completion of the lining installation and handover of Ore Bin 11 as well as advancement of the new 6,000-tonne-per-day jaw crusher under construction.

During Q4’18, Turquoise Hill carried out its own review of the previously announced Rio Tinto schedule and cost re-forecast for the project (2018 Rio Tinto Review) that concluded a delay to sustainable first production was expected from Q1’21 to the end of Q3’21. The Company’s review, with the assistance of Turquoise Hill’s independent Qualified Person and mining consultants OreWin Pty Ltd, found that project cost was expected to remain within the $5.3 billion budget but that it is likely there will be further delays to individual activities and that this will result in additional delays to sustainable first production.

The Company’s independent review found that the following key risks are developing.

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Shaft 2 equipping delays were due to lower than expected productivity in steel and electrical installation as well as increased quality assurance measures. It was likely the completion date would move beyond Q1’19 and impact overall underground development rate increases.

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There have been delays to development progress and productivities in key areas. Even though lateral development has experienced consistent overall progress, development of some critical areas, such as the footprint, Primary Crusher 1 (PC1) system, Shaft 2 and Shaft 5, have been impacted by delays and, with the exception of Shaft 5, are critical path items for the project schedule. Small delays in lateral development on the footprint have had a direct impact on the project schedule critical path, even though total lateral development or equivalent development metres have been on budget. Development in the PC1 system (which includes the PC1 chamber and transfers 3, 4 and 5) has, since the time of the Rio Tinto Review data cut-off, fallen significantly behind target rates.

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The Company review indicated that in some areas there was a delay to the critical path from scope growth in mass excavation and additional ground support due to unexpectedly adverse geotechnical conditions. Although the ground support quantities and installation times are less, but not materially less than planned in the 2016 Oyu Tolgoi Feasibility

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Study and ground support quantities are reported as lower than planned, some types of ground support have had reduced installation times.

Since completion of the Company’s independent review, Rio Tinto, as manager of the project, has advised Turquoise Hill that further delays on the Shaft 2 fit out are expected to contribute to an overall schedule delay to sustainable first production beyond the end of Q3’21. Additionally, Rio Tinto is studying relocating the ore passes on the footprint and this may modify the initiation sequence within Panel 0. The study will be incorporated into the definitive estimate review, as will work necessary to estimate any impact of cost and development schedule.

Oyu Tolgoi spent $347.3 million on underground expansion during Q4’18 and $1.2 billion for 2018, meeting the Company’s guidance. Total underground project spend from January 1, 2016 to December 31, 2018 was approximately $2.3 billion. Underground project spend on a cash basis includes expansion capital, VAT and capitalized management services payment and excludes capitalized interest. In addition, Oyu Tolgoi had further capital commitments2 of $1.2 billion as of December 31, 2018. At the end of Q4’18, the underground project had committed almost 87% of direct project contracts and procurement packages, of which 73% were to Mongolian companies. Since the restart of project development, Oyu Tolgoi has committed nearly $2.3 billion to Mongolian vendors and contractors.

The main focus of 2018 was underground development, the fit out of Shaft 2, completion and commissioning of Shaft 5, support infrastructure and the convey-to-surface decline. Shaft 2 completed sinking in January 2018, which was followed by the completion of stripping in Q3’18 and commencement of the fit-out process in the same quarter. The completed commissioning of Shaft 5 was achieved during Q2’18.

During 2018, underground development advanced 10.3 equivalent kilometres, a 68.9% increase over 2017 due to the commissioning of the new 3,500 tonne-per-day crusher in the second half of 2017 and increased development capability with increased ventilation following the completion of Shaft 5. Despite the strong year-over-year progress, during Q4’18 underground development achieved a lower than expected 2.3 equivalent kilometres of development against a target of 3.0 equivalent kilometres. The shortfall in Q4’18 led to 10.3 equivalent kilometres for 2018 against the expected target of approximately 11.0 kilometers of equivalent development. The underground development challenges experienced in Q4’18 included time constraints during hoist rope maintenance and the introduction of a new underground traffic management plan. Lateral development progressed 7.9 kilometres during 2018 and was impacted by the same challenges but also a shift in priorities of resources from lateral development to mass excavation.

Due to the latest Rio Tinto advice, Turquoise Hill’s previous guidance of lateral development advancement of 15.0 to 16.0 kilometres during 2019 is under review. The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Total	18.0	14.2	94.1

    *: Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

    Note: Mass excavation excludes development of vertical metres (shafts) and convey-to-surface.

During Q4’18, development of the convey-to-surface decline also continued to progress but has slipped slightly behind the latest forecast for the period. The convey-to-surface system enables production ramp up beyond the Shaft 2 30,000 tonnes per day capacity to the full 95,000 tonne per day underground production from the mine.

2 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Full-year 2018 and Q4’18 open-pit operations performance

Safety performance

Underground development by its nature increases specific levels of safety risk and reinforces why safety is Oyu Tolgoi’s main priority. The mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an industry-leading All Injury Frequency Rate of 0.16 per 200,000 hours worked for the year ended December 31, 2018. In addition, there are additional safety metrics, that are common in the mining industry, utilized by Oyu Tolgoi to continuously monitor safety performance.

Key financial metrics for 2018 and Q4’18 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	4Q 2017	1Q 2018	2Q 2018	3Q 2018	4Q 2018	Q4’18 vs. Q4’17	Full Year 2018	Full Year 2017	2018 vs. 2017

Revenue	251.7	245.6	341.7	246.5	346.2	37.5%	1,180.0	939.8	25.6%

Revenue by metals in concentrates

Copper	216.1	202.1	273.7	180.4	210.3	-2.7%	866.5	795.6	8.9%

Gold	32.5	40.3	64.1	63.3	132.7	308.3%	300.4	130.8	129.7%

Silver	3.2	3.2	4.0	2.9	3.0	-6.3%	13.1	13.4	-2.2%

Cost of sales	182.7	168.9	239.6	181.0	187.7	2.7%	777.2	763.8	1.8%

Production and delivery costs	106.6	114.6	174.2	135.9	143.3	34.4%	568.0	468.4	21.3%

Depreciation and depletion	73.4	55.6	64.1	45.2	44.6	-39.2%	209.5	304.1	-31.1%

Capital expenditure on cash basis	330.4	285.7	318.0	328.8	371.8	12.5%	1,304.3	917.5	42.2%

Underground	309.0	270.5	291.2	304.8	347.3	12.4%	1,213.8	835.7	45.2%

Open pit(2)	21.4	15.2	26.8	24.0	24.5	14.5%	90.5	81.8	10.6%

Royalties	15.8	14.9	20.3	15.5	20.1	27.2%	70.8	57.1	24.0%

Operating cash costs(3)	217.7	176.6	201.7	196.4	242.3	11.3%	817.1	711.6	14.8%

Unit costs ($)

Cost of sales (per pound of copper sold)	2.32	2.23	2.36	2.28	2.12	-8.6%	2.25	2.32	-3.0%

C1 (per pound of copper produced)(3)	2.05	1.76	1.72	1.65	1.24	-39.5%	1.59	1.92	-17.2%

All-in sustaining (per pound of copper produced)(3)	2.40	2.07	2.42	2.29	2.01	-16.3%	2.20	2.39	-7.9%

Mining costs (per tonne of material mined)(3)	1.72	1.94	2.12	2.18	2.28	32.6%	2.13	1.51	41.1%

Milling costs (per tonne of ore treated)(3)	5.92	7.42	6.70	7.38	6.82	15.2%	7.11	6.36	11.8%

G&A costs (per tonne of ore treated)	3.56	1.90	2.25	3.43	4.55	27.8%	3.03	2.93	3.4%

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Full year 2018

Revenue of $1,180.0 million in 2018 increased 25.6% compared to $939.8 million in 2017, partly due to the significant increase in gold revenue from $130.8 million in 2017 to $300.4 million in 2018, driven by the 150.0% increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold content. The remaining increase in revenue was driven by an increase in copper revenue due to a 5.0% increase in volumes of copper in concentrate sales and a 5.9% increase in average copper price from 2017 to 2018.

Cost of sales in 2018 was $777.2 million compared to $763.8 million in 2017, reflecting a 3.1% increase in the volumes of concentrates sold supported by reduced unit cost of production due to higher head grades and recoveries.

Capital expenditure on a cash basis for 2018 was $1,304.3 million compared to $917.5 million in 2017, comprising amounts attributed to the underground project and open-pit activities of $1,213.8 million and $90.5 million, respectively. Open-pit capital expenditure includes deferred stripping of $17.3 million and tailings storage facility spending of $20.3 million.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Total operating cash costs3 at Oyu Tolgoi were $817.1 million in 2018 compared to $711.6 million in 2017. The increase was primarily due to higher freight and royalty costs associated with increased sales revenue and a reduction in the amount of costs capitalized as deferred stripping, resulting from a decrease in the proportion of waste removed, as mining resources prioritized movement of ore during the year. Other contributors include higher input prices for key items such as fuel and power.

Cost of sales were $2.25 per pound of copper sold in 2018, compared with $2.32 per pound of copper sold in 2017 reflecting higher volumes of metals in concentrate sold and reduced unit cost of production due to higher head grades and recoveries.

Oyu Tolgoi’s C1 cash costs3 in 2018 were $1.59 per pound of copper produced, a decrease from $1.92 per pound of copper produced in 2017, and are presented net of revenues from gold and silver sales. The decrease was mainly due to higher gold sales and reduced unit costs of production driven by higher head grades and recoveries as Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold content.

All-in sustaining costs3 in 2018 were $2.20 per pound of copper produced, compared with $2.39 per pound of copper produced in 2017. The decrease was mainly due to the impact of higher gold sales and higher head grades and recoveries.

Mining costs3 in 2018 were $2.13 per tonne of material mined compared with $1.51 per tonne of material mined in 2017. The increase was mainly due to higher maintenance costs, increased fuel costs and increased cycle time as the open pit deepens.

Milling costs3 in 2018 were $7.11 per tonne of ore treated compared with $6.36 per tonne of ore treated in 2017. The increase was mainly due to higher raw material costs such as steel and increased energy costs required to process the harder Phase 4 ore.

G&A costs in 2018 were $3.03 per tonne of ore treated compared with $2.93 per tonne of ore treated in 2017. The increase was due to higher power study costs during 2018.

Fourth quarter 2018

Revenue of $346.2 million in Q4’18 increased 37.5% compared to $251.7 million in Q4’17, primarily due to the significant increase in gold revenue from $32.5 million in Q4’17 to $132.7 million in Q4’18, driven by the 234.3% increase in gold production due to significant increases in both grades and recovery. This was partly offset by a decrease in copper revenue driven by lower average copper prices in Q4’18 compared to Q4’17.

Cost of sales for Q4’18 was marginally higher at $187.7 million compared to $182.7 million in Q4’17. The increase was due to the 9.1% increase in the volumes of concentrates sold, partly offset by a reduced unit cost of production due to higher head grades and recoveries.

Capital expenditure on a cash basis for Q4’18 was $371.8 million compared to $330.4 million in Q4’17, comprising amounts attributed to the underground project and open-pit activities of $347.3 million and $24.5 million respectively.

Total operating cash costs3 at Oyu Tolgoi were $242.4 million in Q4’18 compared to $217.7 million in Q4’17. This was principally due to higher freight and royalty costs associated with higher sales revenue. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $2.12 per pound of copper sold in Q4’18 compared with $2.32 per pound of copper sold in Q4’17, reflecting higher volumes of metals in concentrate sold and reduced unit cost of production due to higher head grades and recoveries.

Oyu Tolgoi’s C1 cash costs4 in Q4’18 were $1.24 per pound of copper produced, a decrease from $2.05 per pound of copper produced in Q4’17, due primarily to higher gold sales and reduced unit costs of production driven by higher head grades and recoveries.

3 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

All-in sustaining costs4 in Q4’18 were $2.01 per pound of copper produced, compared with $2.40 per pound of copper produced in Q4’17, mainly due to the impact of higher gold sales and higher head grades and recoveries.

Mining costs4 in Q4’18 were $2.28 per tonne of material mined compared with $1.72 per tonne of material mined in Q4’17. The increase was mainly due to higher maintenance costs and increased fuel costs.

Milling costs4 in 2018 were $6.82 per tonne of ore treated compared with $5.92 per tonne of ore treated in Q4’17. The increase was mainly due to higher raw material costs such as steel and increased energy costs required to process the harder Phase 4 ore.

G&A costs in 2018 were $4.55 per tonne of ore treated compared with $3.56 per tonne of ore treated in Q4’17. The increase was due to higher power study costs that arose in Q4’18 associated with the signing of the Power Source Framework Agreement (PSFA).

Key operational metrics for 2018 and Q4’18 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2017	1Q 2018	2Q 2018	3Q 2018	4Q 2018	Q4’18 vs. Q4’17	Full Year 2018	Full Year 2017	2018 vs. 2017

Open pit material mined (‘000 tonnes)	28,929	23,131	22,792	22,523	22,863	-21.0%	91,310	105,921	-13.8%

Ore treated (‘000 tonnes)	10,838	9,561	10,164	9,652	9,361	-13.6%	38,738	41,177	-5.9%

Average mill head grades:

Copper (%)	0.53	0.51	0.48	0.51	0.55	3.8%	0.51	0.51	0.0%

Gold (g/t)	0.20	0.25	0.26	0.38	0.56	180.0%	0.36	0.17	111.8%

Silver (g/t)	1.54	1.32	1.17	1.19	1.22	-20.8%	1.22	1.39	-12.2%

Concentrates produced (‘000 tonnes)	205.4	177.3	178.8	179.8	189.0	-8.0%	724.9	722.5	0.3%

Average concentrate grade (% Cu)	22.0	21.9	22.0	21.9	21.9	-0.5%	21.9	21.8	0.5%

Production of metals in concentrates:

Copper (‘000 tonnes)	45.3	38.8	39.4	39.4	41.5	-8.4%	159.1	157.4	1.1%

Gold (‘000 ounces)	35	42	50	77	117	234.3%	285	114	150.0%

Silver (‘000 ounces)	285	221	225	230	238	-16.5%	914	974	-6.2%

Concentrates sold (‘000 tonnes)	175.5	163.1	220.0	171.9	191.4	9.1%	746.4	724.3	3.1%

Sales of metals in concentrates:

Copper (‘000 tonnes)	35.7	34.3	46.1	36.0	40.2	12.6%	156.7	149.3	5.0%

Gold (‘000 ounces)	27	31	51	55	111	311.1%	248	111	123.4%

Silver (‘000 ounces)	205	206	250	201	216	5.4%	873	860	1.5%

Metal recovery (%)

Copper	78.0	79.5	79.7	80.9	84.8	8.7%	81.4	75.4	8.0%

Gold	50.5	55.0	59.8	64.7	71.7	42.0%	65.2	49.7	31.2%

Silver	53.0	54.6	58.4	62.8	67.1	26.6%	60.9	52.9	15.1%

Full year 2018

Oyu Tolgoi delivered a strong operational performance in 2018 exceeding both copper and gold production guidance. Full-year copper production of 159,100 tonnes and gold production of 285,000 ounces increased 1.1% and 150.0% respectively over 2017. During 2018, Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold grades.

Fourth quarter 2018

Gold production in Q4’18 increased 234.3% over Q4’17 due to significant increases in both grades and recovery. Copper production in Q4’18 declined 8.4% over Q4’17 due to lower throughput, which was partially offset by higher grades and

4 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

recovery. As planned, mill throughput in Q4’18 decreased 13.6% over Q4’17 due to the concentrator processing harder Phase 4 ore compared to the processing of predominately softer Phase 6 ore in Q4’17.

Operational outlook

Oyu Tolgoi is expected to produce 125,000 to 155,000 tonnes of copper and 180,000 to 220,000 ounces of gold in concentrates for 2019. Open-pit operations are expected to mine ore primarily from Phase 4 throughout the year, with contributions from Phase 6. Mill throughput for 2019 is expected to be approximately 40 million tonnes and it includes the processing of some material from mine stockpiles.

Operating cash costs for 2019 are expected to be $800 million to $850 million.

Capital expenditures for 2019 on a cash-basis are expected to be $150 million to $180 million for open-pit operations and $1.3 billion to $1.4 billion for underground development. Open-pit capital is mainly comprised of deferred stripping, equipment purchases, maintenance componentization and tailings storage facility construction. Underground development capital includes both expansion capital and VAT.

C1 cash costs are expected to be $1.75 to $1.95 per pound of copper produced. Unit cost guidance assumes the midpoint of expected 2019 copper and gold production ranges and a gold price of $1,281 per ounce.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of December 31, 2018, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $5.0 billion, including accrued interest of $0.7 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of December 31, 2018, the cumulative amount of such funding was $1.0 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.5 billion.

As part of its independent review of the 2018 Rio Tinto Review, Turquoise Hill assessed the impact of the delay on, amongst other things, the Company’s cash flows and liquidity. Further to the outcomes of its review of the 2018 Rio Tinto Review, Turquoise Hill continues to have access to substantial funding options, including cash forecast to be generated from operating activities, cash and cash equivalents of $1.6 billion as at December 31 2018, and the remaining net proceeds from project finance of $1.9 billion, which are drawn and currently held by agreement on deposit with Rio Tinto.

Further, under the existing project financing arrangements, Oyu Tolgoi has the ability (subject to factors such as market appetite, general execution risk and the approval of the Oyu Tolgoi Board) to raise additional supplemental debt of up to $1.6 billion at the same attractive terms. It is intended the raising of this supplemental debt will be progressed over the course of 2019 and 2020 to assist in funding underground development going forward including commissioning and ramp up.

The Company is working with Rio Tinto to understand the issues and in parallel with the definitive estimate review, Turquoise Hill will assess the impact of any further delay to sustainable first production beyond the end of Q3’21 on the Company’s cash flows, liquidity and funding requirements, as well as investigate potential mitigation options.

Additionally, Oyu Tolgoi is currently undertaking a feasibility study and is in discussions with the Government to progress the construction of a coal-fired power plant and related infrastructure at Tavan Tolgoi. While it is necessary to await the completion of this study to reliably estimate the associated cost, and further to await the outcome of related negotiations

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

to determine the quantum of Oyu Tolgoi’s funding requirement, there is a provision under the existing project finance documentation to increase Oyu Tolgoi’s current total debt capacity of $6.0 billion to assist in funding an expansion facility, such as a Tavan Tolgoi-based power plant and related infrastructure.

Oyu Tolgoi signs Power Source Framework Agreement

On February 15, 2018, Oyu Tolgoi received notification that the Government had cancelled the Power Sector Cooperation Agreement (PSCA), which was signed in August 2014. The Government’s action, under Section 1.3 of the PSCA, indicated the Tavan Tolgoi power project was no longer a viable option. As a result of the Government’s action, effective February 15, 2018, long-term power for Oyu Tolgoi must be domestically sourced within four years, in accordance with the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement).

On December 31, 2018, Oyu Tolgoi and the Government signed the PSFA, which provides a binding framework and pathway forward for the construction of a Tavan Tolgoi-based power project, as well as established the basis for a long-term domestic power solution for the mine. The PSFA formalized the role of each party and sets out an amended timetable for Oyu Tolgoi to source power domestically. Construction is expected to start in 2020 following further studies and commissioning of the power plant is scheduled for mid-2023. Oyu Tolgoi will now move forward to confirm the technical design of the project and finalize the commercial arrangements, including financing, underpinning the PSFA. The 300 megawatt plant will be majority owned by Oyu Tolgoi LLC and will be situated close to the Tavan Tolgoi coalfields.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of approximately $5.0 million to settle unpaid taxes, fines and penalties for accepted items.

Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a 60-working-day negotiation period. The parties were unable to reach a resolution during the 60-working-day period; however, the parties have continued discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

Turquoise Hill is of the opinion that Oyu Tolgoi has paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group’s fieldwork has been completed and they were due to report to Parliament before the end of spring session in late June 2018; however, this has been continually delayed.

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On December 13, 2018, Oyu Tolgoi received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group have been finalized and was ready to be presented to parliament. However, a final report and conclusions of the Working Group have not been submitted to the Economic Standing Committee, which is expected to review and discuss the report before it goes to a parliamentary plenary session. The Working Group has not communicated any of their findings, issues or concerns with Oyu Tolgoi.

Anti-Corruption Authority information requests

Oyu Tolgoi LLC has received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi. The ACA has also conducted interviews in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi is complying with the ACA’s requests in accordance with relevant laws. To date, neither Turquoise Hill nor Oyu Tolgoi have received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

The Investment Agreement framework was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and Underground Plan has allowed for the development of Oyu Tolgoi in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from Oyu Tolgoi’s open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

CORPORATE ACTIVITIES

Letter to shareholders

On March 14, 2018, the Board of Directors of Turquoise Hill issued a letter to shareholders regarding a meeting between members of Turquoise Hill’s board of directors and representatives of SailingStone Capital Partners (SailingStone). The meeting followed a publicly-filed letter by SailingStone on February 1, 2018 in which it raised corporate governance concerns.

On May 3, 2018, the Board of Directors of Turquoise Hill issued a letter to shareholders discussing a review undertaken by the board about matters raised by SailingStone and provided specific actions to be taken.

Management change

On July 30, 2018, the Company announced the appointment of Ulf Quellmann as Turquoise Hill Chief Executive Officer effective August 1, 2018. The appointment of Mr. Quellmann follows the retirement of Jeff Tygesen.

Board appointment

On September 7, 2018, Turquoise Hill announced the appointment of Alan Chirgwin to the Company’s Board of Directors effective September 6, 2018.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

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Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Twelve Months Ended)
C1 costs (Stated in $000’s of dollars)	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Cost of sales	187,730	182,788	777,248	763,798
Cost of sales: $/lb of copper sold	2.12	2.32	2.25	2.32
Depreciation and depletion	(44,625)	(73,491)	(209,496)	(304,144)
Provision against carrying value of copper-gold concentrate	255	(2,711)	255	8,718
Change in inventory	17,910	44,029	983	13,885
Other operating expenses	85,118	50,701	234,072	201,461
Less:
- Inventory (write-down) reversal	(11,886)	11,812	(14,286)	6,834
- Depreciation	(216)	(804)	(1,705)	(3,460)
Management services payment to Turquoise Hill	8,035	5,348	30,055	24,554

Operating cash costs	242,321	217,672	817,126	711,646
Operating cash costs: $/lb of copper produced	2.65	2.18	2.33	2.05
Adjustments to operating cash costs(1)	6,738	22,966	52,904	100,018
Less: Gold and silver revenues	(135,629)	(35,615)	(313,338)	(144,218)

C1 costs ($‘000)	113,430	205,023	556,692	667,446

C1 costs: $/lb of copper produced	1.24	2.05	1.59	1.92

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	6,287	7,746	24,370	21,999
Asset retirement expense	1,741	1,669	6,797	6,583
Royalty expenses	20,104	15,654	70,782	57,082
Ore stockpile and stores write-down (reversal)	11,886	(11,812)	14,286	(6,834)
Other expenses	5,809	274	6,771	3,056
Sustaining cash capital including deferred stripping	24,554	21,108	90,796	81,450

All-in sustaining costs ($‘000)	183,811	239,662	770,494	830,782

All-in sustaining costs: $/lb of copper produced	2.01	2.40	2.20	2.39

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

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Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined for the three and twelve months ended December 31, 2018 are calculated by reference to total mining costs of $52.1 million (2017: $49.6 million) and $194.1 million (2017: $159.8 million) respectively and total material mined of 22.9 million tonnes (2017: 28.9 million tonnes) and 91.3 million tonnes (2017: 105.9 million tonnes) respectively.

Milling costs per tonne of ore treated for the three and twelve months ended December 31, 2018 are calculated by reference to total milling costs of $64.1 million (2017: $63.9 million) and $275.2 million (2017: $262.0 million) respectively and total ore treated of 9.4 million tonnes (2017: 10.8 million tonnes) and 38.7 million tonnes (2017: 41.2 million tonnes) respectively.

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	December 31, 2018	December 31, 2017

Inventories (current)	$242,970	$274,142

Trade and other receivables	30,264	29,089

Trade and other payables:

- trade payables and accrued liabilities	(395,883)	(360,697)

- payable to related parties	(51,490)	(52,308)

Consolidated working capital	$(174,139)	$(109,774)

Contractual obligations

Section 9 of the December 31, 2018 MD&A (MD&A) discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at December 31, 2018 to the financial statements and notes is provided below.

(Stated in $000’s of dollars)	Purchase obligations	Power commitments	Operating leases	Finance leases	Decommissioning obligations

Commitments (MD&A)	$1,229,434	$506,953	$25,861	$12,057	$273,745
Cancellable obligations (net of exit costs)	(985,205)	(167,951)	-	-	-
Accrued capital expenditure	(198,272)	-	-	-	-
Discounting and other adjustments	-	-	-	-	(142,180)
Financial statement amount	$45,957	$339,002	$25,861	$12,057	$131,565

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QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125) based on information currently available. Each of these individuals is a “qualified person” as that term is defined in NI 43-101. The reader is referred to the 2016 Oyu Tolgoi Technical Report. Turquoise Hill has commenced an independent review of the advice received from Rio Tinto regarding the underground delay.

SELECTED QUARTERLY DATA

($ in millions, except per share information)	Quarter Ended
	Dec-31 2018	Sep-30 2018	Jun-30 2018	Mar-31 2018

Revenue	$346.2	$246.5	$341.7	$245.6

Income for the period	$95.0	$15.2	$204.4	$79.7

Income attributable to owners of Turquoise Hill	$101.0	$53.2	$171.3	$85.7

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.05	$0.03	$0.09	$0.04

	Quarter Ended
	Dec-31 2017	Sep-30 2017	Jun-30 2017	Mar-31 2017

Revenue	$251.7	$246.9	$203.7	$237.5

Income (loss) for the period	$33.9	$47.7	$(0.4)	$29.7

Income attributable to owners of Turquoise Hill	$51.1	$65.3	$23.8	$41.0

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.03	$0.03	$0.01	$0.02

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

KEY STATISTICS1

	4Q 2017	1Q 2018	2Q 2018	3Q 2018	4Q 2018	Q4’18 vs. Q4’17	Full Year 2018	Full Year 2017	2018 vs. 2017

Operating results

Open pit material mined (‘000 tonnes)	28,929	23,131	22,792	22,523	22,863	-21.0%	91,310	105,921	-13.8%

Ore treated (‘000 tonnes)	10,838	9,561	10,164	9,652	9,361	-13.6%	38,738	41,177	-5.9%

Average mill head grades:

Copper (%)	0.53	0.51	0.48	0.51	0.55	3.8%	0.51	0.51	0.0%

Gold (g/t)	0.20	0.25	0.26	0.38	0.56	180.0%	0.36	0.17	111.8%

Silver (g/t)	1.54	1.32	1.17	1.19	1.22	-20.8%	1.22	1.39	-12.2%

Concentrates produced (‘000 tonnes)	205.4	177.3	178.8	179.8	189.0	-8.0%	724.9	722.5	0.3%

Average concentrate grade (% Cu)	22.0	21.9	22.0	21.9	21.9	-0.5%	21.9	21.8	0.5%

Production of metals in concentrates:

Copper (‘000 tonnes)	45.3	38.8	39.4	39.4	41.5	-8.4%	159.1	157.4	1.1%

Gold (‘000 ounces)	35	42	50	77	117	234.3%	285	114	150.0%

Silver (‘000 ounces)	285	221	225	230	238	-16.5%	914	974	-6.2%

Concentrates sold (‘000 tonnes)	175.5	163.1	220.0	171.9	191.4	9.1%	746.4	724.3	3.1%

Sales of metals in concentrates:

Copper (‘000 tonnes)	35.7	34.3	46.1	36.0	40.2	12.6%	156.7	149.3	5.0%

Gold (‘000 ounces)	27	31	51	55	111	311.1%	248	111	123.4%

Silver (‘000 ounces)	205	206	250	201	216	5.4%	873	860	1.5%

Metal recovery (%)

Copper	78.0	79.5	79.7	80.9	84.8	8.7%	81.4	75.4	8.0%

Gold	50.5	55.0	59.8	64.7	71.7	42.0%	65.2	49.7	31.2%

Silver	53.0	54.6	58.4	62.8	67.1	26.6%	60.9	52.9	15.1%

Financial results ($ in millions, unless otherwise noted)

Revenue	251.7	245.6	341.7	246.5	346.2	37.5%	1,180.0	939.8	25.6%

Revenue by metals in concentrates

Copper	216.1	202.1	273.7	180.4	210.3	-2.7%	866.5	795.6	8.9%

Gold	32.5	40.3	64.1	63.3	132.7	308.3%	300.4	130.8	129.7%

Silver	3.2	3.2	4.0	2.9	3.0	-6.3%	13.1	13.4	-2.2%

Operating cash flow	91.1	14.7	149.6	52.5	146.1	60.4%	363.0	325.8	11.4%

Cost of sales	182.7	168.9	239.6	181.0	187.7	2.7%	777.2	763.8	1.8%

Production and delivery costs	106.6	114.6	174.2	135.9	143.3	34.4%	568.0	468.4	21.3%

Depreciation and depletion	73.4	55.6	64.1	45.2	44.6	-39.2%	209.5	304.1	-31.1%

Capital expenditure on cash basis	330.4	285.7	318.0	328.8	371.8	12.5%	1,304.3	917.5	42.2%

Underground	309.0	270.5	291.2	304.8	347.3	12.4%	1,213.8	835.7	45.2%

Open pit (2)	21.4	15.2	26.8	24.0	24.5	14.5%	90.5	81.8	10.6%

Royalties	15.8	14.9	20.3	15.5	20.1	27.2%	70.8	57.1	24.0%

Operating cash costs(3)	217.7	176.6	201.7	196.4	242.3	11.3%	817.1	711.6	14.8%

Unit costs ($)

Cost of sales (per pound of copper sold)	2.32	2.23	2.36	2.28	2.12	-8.6%	2.25	2.32	-3.0%

C1 (per pound of copper produced) (3)	2.05	1.76	1.72	1.65	1.24	-39.5%	1.59	1.92	-17.2%

All-in sustaining (per pound of copper produced) (3)	2.40	2.07	2.42	2.29	2.01	-16.3%	2.20	2.39	-7.9%

Mining costs (per tonne of material mined) (3)	1.72	1.94	2.12	2.18	2.28	32.6%	2.13	1.51	41.1%

Milling costs (per tonne of ore treated) (3)	5.92	7.42	6.70	7.38	6.82	15.2%	7.11	6.36	11.8%

G&A costs (per tonne of ore treated)	3.56	1.90	2.25	3.43	4.55	27.8%	3.03	2.93	3.4%

Financial position

Cash and cash equivalents ($’000,000)	1,444.8	1,498.4	1,463.3	1,520.6	1,603.1		1,603.1	1,444.8

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.

(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2018	2017

Revenue	4	$1,180,022	$939,780
Cost of sales	5	(777,248)	(763,798)
Gross margin		402,774	175,982

Operating expenses	6	(234,072)	(201,461)
Corporate administration expenses		(24,370)	(21,999)
Other income		7,119	1,465
Income (loss) before finance items and taxes		151,451	(46,013)

Finance items
Finance income	7	154,668	156,278
Finance costs	7	(52,489)	(153,350)
		102,179	2,928
Income (loss) from operations before taxes		$253,630	$(43,085)

Income and other taxes	16	140,644	154,013
Income for the year		$394,274	$110,928

Attributable to owners of Turquoise Hill Resources Ltd.		411,198	181,247
Attributable to owner of non-controlling interest		(16,924)	(70,319)
Income for the year		$394,274	$110,928

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	21	$0.20	$0.09

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2018	2017

Income for the year	$394,274	$110,928

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	(2,875)	4,160

Items that have been reclassified to income:
Gain on revaluation of marketable securities transferred to the statement of income	-	(39)
Other comprehensive income (loss) for the year (a)	$(2,875)	$4,121

Total comprehensive income for the year	$391,399	$115,049

Attributable to owners of Turquoise Hill	408,323	185,368

Attributable to owner of non-controlling interest	(16,924)	(70,319)
Total comprehensive income for the year	$391,399	$115,049

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2018 (2017: nil).

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2018	2017

Cash generated from operating activities before interest and tax	20	$363,006	$325,795

Interest received		88,267	59,768
Interest paid		(261,431)	(258,995)
Income and other taxes paid		(9,874)	(8,568)
Net cash generated from operating activities		$179,968	$118,000

Cash flows from investing activities
Receivable from related party: amounts withdrawn	22	1,270,000	820,000
Expenditures on property, plant and equipment		(1,304,347)	(917,541)
Proceeds from sale and redemption of financial assets		-	1,069
Other investing cash flows		616	206
Cash used in investing activities		$(33,731)	$(96,266)

Cash flows from financing activities
Net proceeds from project finance facility	15	13,261	7,780
Payment of project finance fees		(363)	(2,704)
Cash generated from financing activities		$12,898	$5,076

Effects of exchange rates on cash and cash equivalents		(851)	219
Net increase in cash and cash equivalents		$158,284	$27,029

Cash and cash equivalents - beginning of year		$1,444,783	$1,417,754
Cash and cash equivalents - end of year		1,603,067	1,444,783
Cash and cash equivalents as presented on the balance sheets		$1,603,067	$1,444,783

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	Note	December 31, 2018	December 31, 2017

Current assets
Cash and cash equivalents	8	$1,603,067	$1,444,783
Inventories	9	242,970	274,142
Trade and other receivables	10	30,264	29,089
Prepaid expenses and other assets	11	30,213	49,552
Receivable from related party	12	1,620,073	1,367,586
		3,526,587	3,165,152

Non-current assets
Property, plant and equipment	13	8,838,305	7,346,972
Inventories	9	18,655	43,379
Deferred income tax assets	16	649,421	473,742
Receivable from related party and other financial assets	12	279,019	1,804,074
		9,785,400	9,668,167
Total assets		$13,311,987	$12,833,319

Current liabilities
Trade and other payables	14	$459,244	$435,869
Deferred revenue		75,162	67,598
		534,406	503,467

Non-current liabilities
Borrowings and other financial liabilities	15	4,187,297	4,159,119
Deferred income tax liabilities	16	47,934	25,788
Decommissioning obligations	17	131,565	125,721
		4,366,796	4,310,628
Total liabilities		$4,901,202	$4,814,095

Equity
Share capital	18	$11,432,122	$11,432,122
Contributed surplus		1,558,264	1,558,102
Accumulated other comprehensive income		844	3,719
Deficit		(3,670,310)	(4,081,508)
Equity attributable to owners of Turquoise Hill		9,320,920	8,912,435
Attributable to non-controlling interest	19	(910,135)	(893,211)
Total equity		$8,410,785	$8,019,224
Total liabilities and equity		$13,311,987	$12,833,319

Commitments and contingencies (Note 23)

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2018		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 19)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income for the year	-	-	-	411,198	411,198	(16,924)	394,274
Other comprehensive loss for the year	-	-	(2,875)	-	(2,875)	-	(2,875)
Employee share plans	-	162	-	-	162	-	162
Closing balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785

Year Ended December 31, 2017		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 19)	Total equity

Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986

Income for the year	-	-	-	181,247	181,247	(70,319)	110,928
Other comprehensive income for the year	-	-	4,121	-	4,121	-	4,121
Employee share plans	-	189	-	-	189	-	189
Closing balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill has filed its Annual Information Form (AIF), Audited Consolidated Financial Statements and accompanying notes, as well as Management’s Discussion and Analysis for the year ended December 31, 2018. These documents are available on the Turquoise Hill investor website at www.turquoisehill.com/s/investors.asp or the Canadian Securities Administrators website at www.sedar.com. Turquoise Hill has also filed its Annual Report on Form 40-F with the U.S. Securities and Exchange Commission (SEC), which is available through the SEC website at www.sec.gov/edgar.shtml. Turquoise Hill shareholders may request a printed copy of any of these documents, free of charge, from the investor contact noted below.

Contact
Investors:	Media:

Ed Jack	Tony Shaffer
+ 1 604 562 7436	+ 1 604 648 3934
ed.jack@turquoisehill.com	tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

About Turquoise Hill Resources

Turquoise Hill Resources (TRQ: NYSE, NASDAQ & TSX) is expanding its 66%-owned Oyu Tolgoi mining operation in Mongolia from an open pit into one of the world’s largest new copper-gold underground producers. Oyu Tolgoi, which commenced production in 2013, has the potential to operate for approximately 100 years.

Cautionary Statement

The potential to operate for approximately 100 years is based on a preliminary economic assessment (Alternative Production Case) that is preliminary in nature, and that includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Alternative Production Case will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For more information about the Alternative Production Case, readers are referred to the 2016 Oyu Tolgoi Technical Report.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, liquidity, funding requirements and planning, statements regarding timing and status of underground development, timing and status of the Tavan Tolgoi-based power project, capital and operating cost estimates, mill throughput anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

The December 31, 2018 MD&A (the MD&A) also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in the MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 20 – CAUTIONARY STATEMENTS – of the MD&A. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in the MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in the MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in the MD&A are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com